UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated November 5, 2009 issued by the registrant announcing the sale between November 2, 2009 and November 3, 2009 of ordinary shares in the registrant by Mrs. Collier, the wife of Mr. James Collier, an executive director and chief technical officer of the registrant.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated November 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: November 5, 2009	By: /s/ Brett Gladden Brett Gladden Company Secretary

EXHIBIT 1.1

News Release

Director/PDMR Shareholding

RNS Number : 0485C

CSR plc

05 November 2009

CSR plc

(the Company)

Dealing by a Director

Announcement of the sale of ordinary shares in the Company

The Company announces that between Monday 2 November 2009 and Tuesday 3 November 2009, Mrs Susan Collier (the spouse of and a connected person to Mr. James Collier executive director and Chief Technical Officer of the Company) sold a total of 377,750 ordinary shares in the Company at prices between £4.225 per share and £4.394 per share. The holding of Mr. Collier and related parties in the Company's ordinary shares after the sale is as shown below.

Director	Ordinary Shares sold	Shareholding following disposal	Holding as a percentage of the issued share capital of the Company
James Collier	377,750	1,019,163	0.56%

This information is provided by RNS

The company news service from the London Stock Exchange

END